BlackRock Limited Duration Income Trust

77D(g)
Policies with respect to security investments

Effective February 9, 2012, the Board of Directors of BlackRock Limited Duration Income Trust (“BLW”) approved the following change in BLW’s non-fundamental investment policies:

The Board of Directors of BLW approved the removal of BLW’s non-fundamental investment policy requiring that counterparties with respect to swap transactions be rated A or A-1 or better by S&P’s or Fitch Ratings, Inc. (“Fitch”) or A or P-1 or better by Moody’s. As a result of this investment policy change, BLW may enter into swap transactions with any counterparties approved by the Manager. Such counterparties may entail a greater degree of credit risk or risk of nonperformance than counterparties rated A or A-1 or better by S&P’s or Fitch or A or P-1 or better by Moody’s. The Manager will seek to minimize BLW’s exposure to counterparty risk by entering into swap transactions with counterparties the Manager believe to be creditworthy at the time they enter into such transactions. To the extent BLW engages in swap transactions, shareholders of BLW will be dependent on the analytical ability of the Manager to evaluate the credit quality of counterparties to such transactions. In the event of the insolvency of a counterparty, BLW may not be able to recover its assets, in full or at all, during the insolvency process. In addition, counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements. The foregoing investment policy amendment will not alter BLW’s investment objective.